Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	12 March 2008	*No of sheets:*	*1*

Current report 16/2008

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board of the Company, at its meeting on 12 March 2008, resolved to commence the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A
This recruitment process will be carried out in accordance with the "Regulations on the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A." as approved by the Supervisory Board on the same day.
The press announcement on the recruitment process will be published once each in the Polish dailies "Rzeczpospolita" and "Gazeta Wyborcza" as well as on the internet website of the Company by 14 March 2008.

Legal basis: art. 56 sec.1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws No. 184, item 1539)

[redacted]

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

08001321

WICEPREZES ZARZĄDU
Marek Fusiński

END